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                                                                  Exhibit (a)(6)

     LOGO    HUNT MANUFACTURING CO.
     HUNT



                              December 21, 1995
To Our Shareholders:

   We are pleased to inform you that Hunt Manufacturing Co. is offering to purchase up to 3,230,000 shares (representing approximately 23% of the currently outstanding shares) of its common shares from its shareholders at a per share price of $17, net to the seller in cash.

   The tender offer is designed to afford to shareholders who are considering the sale of all or a portion of their shares an opportunity to sell such shares for a higher price than that available in the open market immediately prior to the announcement of the offer, without the usual transaction costs associated with market sales and, in the case of those holders who own less than 100 shares, without incurring any applicable odd lot discounts. However, shareholders should be aware that proceeds of sales pursuant to the offer may be treated as a dividend taxable as ordinary income to a shareholder rather than capital gain.

   The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are also in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the tender offer.

   Neither the Company nor its Board of Directors makes any recommendation as to whether any shareholder should participate in the offer.

   Please note that the tender offer is scheduled to expire at 5:00 P.M., Eastern Standard Time, on January 24, 1996, unless extended by the Company. Questions regarding the tender offer should be directed to Georgeson & Company Inc., the Information Agent, at 1-800-223-2064 (toll free).

                                      Sincerely,


                                      /S/ ROBERT B. FRITSCH
                                      ----------------------------------
                                      ROBERT B. FRITSCH
                                      President and Chief Executive Officer